Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

PAGE
Unaudited Condensed Consolidated Statement of Financial Position at September 30, 2025 and December 31, 2024	1
Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Three and Nine Month Periods ended September 30, 2025 and 2024	2
Unaudited Condensed Consolidated Statement of Changes in Equity for the Nine Month Periods Ended September 30, 2025 and 2024	3
Unaudited Condensed Consolidated Statement of Cash Flows for the Three and Nine Month Periods ended September 30, 2025 and 2024	4
Notes to Unaudited Condensed Consolidated Financial Statements	5

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

		September 30,	December 31,
		2025	2024
		€1,000	€1,000
Assets
Property, plant and equipment	7	13,018	14,113
Investments in financial assets	17	—	—
Non-current assets		13,018	14,113

Cash and cash equivalents	5	106,883	149,408
Prepayments and other receivables	6	3,872	3,747
Other taxes		576	690
Current assets		111,331	153,845
Total assets		124,349	167,958

Equity and liabilities
Equity
Equity attributable to owners of the Company		57,071	88,560
Total equity	12	57,071	88,560

Liabilities
Borrowings	9	—	—
Lease liabilities	10	10,017	11,067
Deferred income	11	24,125	29,429
Non-current liabilities		34,142	40,496

Borrowings	9	4,800	4,582
Lease liabilities	10	1,674	1,567
Derivative financial instruments	9	292	468
Trade payables		305	16
Social securities and other taxes		121	1,478
Deferred income	11	17,394	21,942
Other current liabilities	8	8,550	8,849
Current liabilities		33,136	38,902
Total liabilities		67,278	79,398

Total equity and liabilities		124,349	167,958

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(€ in thousands, except share and per share data)

		Three month period		Nine month period
		ended September 30,		ended September 30,
		2025	2024	2025	2024
		€1,000	€1,000	€1,000	€1,000
Revenue	13	2,882	3,843	11,218	14,598

Other income	14	33	138	413	504

Research and development costs	15	(11,080)	(9,414)	(34,811)	(25,745)
General and administrative costs	16	(3,119)	(3,283)	(11,169)	(9,748)
Total operating costs		(14,199)	(12,697)	(45,980)	(35,493)

Operating result		(11,284)	(8,716)	(34,349)	(20,391)
Finance income and expense		280	469	927	1,470
Results related to financial liabilities measured at fair value through profit or loss		(2)	139	176	266

Result before corporate income taxes		(11,006)	(8,108)	(33,246)	(18,655)
Income taxes	18	—	—	(18)	197

Result for the period		(11,006)	(8,108)	(33,264)	(18,458)
Other comprehensive income (foreign exchange differences on foreign operation)		(23)	(377)	(1,076)	(101)

Total comprehensive income		(11,029)	(8,485)	(34,340)	(18,559)

Result attributable to
Owners of the Company		(11,006)	(8,108)	(33,264)	(18,458)
Non-controlling interests		—	—	—	—
		(11,006)	(8,108)	(33,264)	(18,458)
Total comprehensive income attributable to
Owners of the Company		(11,029)	(8,485)	(34,340)	(18,559)
Non-controlling interests		—	—	—	—
		(11,029)	(8,485)	(34,340)	(18,559)

Share information
Weighted average number of shares outstanding[1]		105,344,996	81,682,296	105,328,752	81,639,533

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]		(0.10)	(0.10)	(0.32)	(0.23)
Diluted loss per share[1]		(0.10)	(0.10)	(0.32)	(0.23)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2024	84,248,384	3,370	412,894	25,159	817	(400,850)	41,390
Result for the period	—	—	—	—	—	(18,458)	(18,458)
Other comprehensive income	—	—	—	—	(101)	—	(101)
Recognition of share-based payments	—	—	—	1,976	—	—	1,976
Treasury shares transferred	(329,675)	—	—	—	—	—	—
Share options lapsed	—	—	—	(994)	—	994	—
Share options exercised / RSUs vested	328,597	—	175	(291)	—	291	175

Balance at September 30, 2024	84,247,306	3,370	413,069	25,850	716	(418,023)	24,982

Balance at January 1, 2025	107,710,916	4,308	483,812	26,248	1,350	(427,158)	88,560
Result for the period	—	—	—	—	—	(33,264)	(33,264)
Other comprehensive income	—	—	—	—	(1,076)	—	(1,076)
Recognition of share-based payments	—	—	—	2,784	—	—	2,784
Treasury shares transferred	(132,665)	—	—	—	—	—	—
Share options lapsed	—	—	—	(1,532)	—	1,532	—
Share options exercised / RSUs vested	132,665	—	67	(184)	—	184	67

Balance at September 30, 2025	107,710,916	4,308	483,879	27,316	274	(458,706)	57,071

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

		Three month period		Nine month period
		ended September 30,		ended September 30,
		2025	2024	2025	2024
		€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result		(11,006)	(8,108)	(33,264)	(18,458)
Adjustments for:
— Other income	14	(33)	—	(413)	—
— Depreciation		671	688	2,024	2,090
— Share-based compensation	12	1,117	612	2,784	1,976
— Financial income and expenses		(280)	(469)	(927)	(1,470)
— Results related to financial liabilities measured at fair value through profit or loss		2	(139)	(176)	(266)
— Income tax expenses	18	—	—	18	(197)

Changes in working capital		(3,074)	1,117	(10,974)	(12,721)
Cash used in operations		(12,603)	(6,299)	(40,928)	(29,046)

Corporate income tax received / (paid)		—	1	(18)	197
Interest received		519	860	1,924	2,402
Interest paid		(151)	(219)	(412)	(598)

Net cash used in operating activities		(12,235)	(5,657)	(39,434)	(27,045)

Cash flow from investing activities
Increase in financial asset - current		—	—	—	(17,000)
Decrease in financial asset - current		—	17,000	—	17,000
Purchases of property, plant and equipment		(169)	(286)	(494)	(1,285)

Net cash (used in) / generated by investing activities		(169)	16,714	(494)	(1,285)

Cash flow from financing activities
Proceeds from exercise of share options	12	—	1	67	175
Repayment of lease liability	10	(444)	(454)	(1,304)	(1,329)

Net cash used in financing activities		(444)	(453)	(1,237)	(1,154)

Net (decrease) / increase in cash and cash equivalents		(12,848)	10,604	(41,165)	(29,484)

Currency effect cash and cash equivalents		(34)	(173)	(1,360)	(40)
Cash and cash equivalents, at beginning of the period	5	119,765	78,970	149,408	118,925

Cash and cash equivalents at the end of the period		106,883	89,401	106,883	89,401

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General Information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a biotechnology company domiciled in the Netherlands that primarily focuses on the discovery and development of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares have been listed on Nasdaq. They are currently trading at Nasdaq Capital Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 (Chamber of Commerce no. 54600790) and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (100%);
●	ProQR Therapeutics I B.V. (100%);
●	ProQR Therapeutics II B.V. (100%);
●	ProQR Therapeutics III B.V. (100%);
●	ProQR Therapeutics IV B.V. (100%);
●	ProQR Therapeutics V B.V. (100%);
●	ProQR Therapeutics VI B.V. (100%);
●	ProQR Therapeutics VII B.V. (100%);
●	ProQR Therapeutics VIII B.V. (100%);
●	ProQR Therapeutics IX B.V. (100%);
●	ProQR Therapeutics I Inc. (100%)

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

Unaudited Condensed Consolidated Financial Statements

2. Significant Accounting Policies

These interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2025, have been prepared in accordance with IAS 34 Interim Financial Statements. They should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2024. These interim condensed consolidated financial statements do not include all information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. In the opinion of management, all events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period are disclosed in these interim condensed consolidated financial statements. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2024.

During the nine month period ended September 30, 2024, the Company invested in financial assets in the form of a deposit with an original maturity of longer than three months but shorter than twelve months which are measured at amortized cost as they give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The deposit matured on September 30, 2024.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The management of ProQR has, upon preparing and finalizing these interim condensed consolidated financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these interim condensed consolidated financial statements. Management expects the Company to continue as a going concern based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of ProQR’s business plan and budget. Thus, we continue to adopt the going concern basis of accounting in preparing the interim condensed consolidated financial statements.

The carrying amount of all financial assets and financial liabilities is a reasonable approximation of the fair value and therefore, information about the fair values of each class has not been disclosed.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of New and Revised International Financial Reporting Standards

New Standards and Interpretations, which became effective as of January 1, 2025, did not have a material impact on our condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

4. Critical Accounting Estimates and Judgements

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s annual financial statements for the year ended December 31, 2024.

(i) Revenue recognition for the Eli Lilly and Company research and collaboration agreement

a. Identification of the performance obligations

As further described in Note 13 the identification of the performance obligations for the Company’s original research and collaboration agreement with Eli Lilly and Company (“Lilly”), and the amended and restated research and collaboration agreement (collectively, the “Collaboration agreement”) involves significant judgement.

A key judgement was made in determining that the license granted to Lilly is not distinct from the associated research and development (“R&D”) services, due to the lack of stand-alone value of the license without the Company’s involvement and the significant interdependencies between the license and the R&D services to be provided by the Company. As a result, the license and the R&D services are accounted for together as a single combined performance obligation consisting of multiple activities that are not distinct.

b. Determining the timing of satisfaction of performance obligations

As further described in Note 13, before the handover of a compound to Lilly, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services. As the Company’s estimate of the total labor hours required is dependent on the evolution of the research and development activities, it may be subject to change. If the progression and/or outcome of certain research and development activities would be different from the assumptions that were made during the preparation of these financial statements, this could lead to material adjustments to the total estimated labor hours, which might result in a reallocation of revenue between current and future periods. Our total deferred revenue balance related to this Lilly performance obligation amounts to € 41,492,000 at September 30, 2025 (December 31, 2024: € 50,930,000).

c. Determining the transaction price

The Company applied judgement to determine whether the equity investments made by Lilly in ProQR are part of the transaction price for the Collaboration agreement. The Company concluded that the differences between the prices that Lilly paid for the shares and the ProQR stock closing prices on the days of entering into the equity investment agreements arose because of the Company’s existing obligations to deliver research and development services to Lilly under the terms of the Collaboration agreement. Therefore, the above differences between the closing share prices on the agreement effective dates and the equity investment prices paid by Lilly are considered to be part of the transaction price of the contract and are initially allocated to deferred revenue.

Unaudited Condensed Consolidated Financial Statements

The contract also includes variable consideration, but no variable consideration was included in the initial transaction price at the inception, as it was not highly probable that a significant reversal in the amount of cumulative revenue recognized would not occur. The Company includes such variable consideration in the transaction price when the uncertainty associated with the variable consideration is resolved.

The Collaboration agreement includes variable consideration in the form of development milestones, commercial milestones, and sales-based royalties based on the level of sales. As further described in Note 13, during 2025, the Company achieved development milestones during the ProQR research program under the agreement, which were added to the transaction price and recognized partially as revenue during 2025 based on the status of completion (satisfied part) of the single combined performance obligation.

(ii) Research and development expenditures

Research expenditures are reflected in the income statement. Development expenses are currently also reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

5. Cash and Cash Equivalents

At September 30, 2025, the Company’s cash and cash equivalents were € 106,883,000 compared to € 149,408,000 at December 31, 2024. The cash balances are held at banks with investment grade credit ratings. Short-term credit ratings must be rated A-1/P-1/F1 at a minimum by at least one of the Nationally Recognized Statistical Rating Organizations (“NRSROs”) specifically Moody’s, Standard & Poor’s or Fitch. The cash at banks is at full disposal of the Company. Included in cash and cash equivalents are deposits fixed for at most 3-month periods at a time.

6. Prepayments and Other Receivables

	September 30,	December 31,
	2025	2024
	€1,000	€1,000
Prepayments	1,903	2,410
Other receivables	1,467	835
Accrued income from Rett Syndrome Research Trust	502	502
	3,872	3,747

All receivables are considered short-term and due within one year. At September 30, 2025 and December 31, 2024 prepayments consisted principally of payments made by the Company for services not yet provided by vendors. At September 30, 2025 other receivables consisted principally of amounts receivable from research collaboration partners, accrued income and deposits. At December 31, 2024 other receivables consisted principally of accrued grant income and deposits. As at September 30, 2025 and December 31, 2024 the accrued grant income relating to Rett Syndrome Research Trust (“RSRT”) includes the initial fair value of the warrants issued to RSRT that was accounted for as a reduction of the transaction price. The RSRT agreement is described in Note 14. Other Income.

Unaudited Condensed Consolidated Financial Statements

7. Property, Plant and Equipment

At September 30, 2025, and December 31, 2024, property plant and equipment consisted of buildings and leasehold improvements, laboratory equipment and other assets. Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 10,448,000 at September 30, 2025 (December 31, 2024: € 11,433,000).

8. Other Current Liabilities

At September 30, 2025, other current liabilities amount to € 8,550,000 (December 31, 2024: € 8,849,000). At September 30, 2025 and December 31, 2024, other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

9. Borrowings

	September 30,	December 31,
	2025	2024
	€1,000	€1,000
Innovation credit	2,899	2,899
Accrued interest on innovation credit	1,901	1,683

Total borrowings	4,800	4,582
Current portion	4,800	4,582
Total non-current borrowings	—	—

In December 2018, ProQR was awarded an Innovation credit for the sepofarsen program. Amounts were drawn under this facility from 2018 through 2022. The credit of € 3,907,000 was used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (New Drug Applications (“NDA”) / Marketing Authorization Applications (“MAA”)) of sepofarsen for LCA10. In the fourth quarter of 2023, ProQR made a partial repayment of the principal, amounting to € 1,008,000. The remaining amount payable of € 2,899,000 is recognized under current borrowings as at September 30, 2025 and December 31, 2024.

In December 2023, ProQR received a waiver for the remaining balance of the Innovation credit including accrued interest. As a result, the repayment of the total loan of € 4,292,000, including accrued interest, could be waived if conditions are met, subject to annual review. In January 2025, the waiver for the principal and interest was again extended until December 31, 2025.

In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts. However, the Pontifax’ and Kreos’ warrants, classified as derivative financial instruments on the balance sheet, remain in place until their five-year economic life expires in 2025 and 2026. These warrants are accounted for as embedded derivatives and were recognized separately from the host contract as derivative financial liabilities at fair value through profit or loss. During Q3 2025, the original Pontifax warrants expiring in July 2025 and the Kreos warrants expiring in August 2025 expired and were derecognized.

10. Lease Liabilities

At September 30, 2025 and December 31, 2024, lease liabilities primarily consisted of the Company’s lease of office and laboratory facilities at Zernikedreef in Leiden, the Netherlands.

The Company leases office and laboratory facilities of 4,818 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates

Unaudited Condensed Consolidated Financial Statements

on June 30, 2031. The lease agreement contains no significant dismantling requirements.

The initial 10-year lease agreement for the Leiden office and laboratory facilities was accounted for as of commencement date July 1, 2020. This 10-year period was extended by 1 year to an 11-year period in December 2020. The lease contract may be extended for subsequent 5-year periods. As the Company is not reasonably certain to exercise these extension options, these are not included in the lease term.

The carrying amount of the right-of-use asset is disclosed in Note 7.

11. Deferred Income

The following table summarizes details of deferred income at September 30, 2025 and December 31, 2024. The nature of the deferred income is described in Note 13 and 14.

	September 30,	December 31,
	2025	2024
	€1,000	€1,000
Payments from Eli Lilly and Company	17,367	21,501
Payments from Rett Syndrome Research Trust	27	441
Current deferred income	17,394	21,942

Payments from Eli Lilly and Company	24,125	29,429
Non-current deferred income	24,125	29,429

Total deferred income	41,519	51,371

c

12. Shareholders’ Equity

The authorized share capital of the Company amounting to € 13,600,000 consists of 170,000,000 ordinary shares and 170,000,000 preference shares with a par value of € 0.04 per share. At September 30, 2025, 107,710,916 ordinary shares were issued, 105,345,192 ordinary shares were fully paid and 2,365,724 ordinary shares were held by the Company as treasury shares (December 31, 2024: 2,498,389).

In September 2024, the Company filed a shelf registration statement on Form F-3, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement (the “sales agreement”) with Cantor Fitzgerald & Co. (“Cantor”) in one or more at-the-market (“ATM”) offerings. The Company will pay Cantor a commission equal to 3% of the gross proceeds of the sales price of all ordinary shares sold through it as sales agent under the sale agreement. As of September 30, 2025, no shares have been issued pursuant to this ATM facility.

In October 2024, the Company consummated an underwritten public offering of 18,000,000 ordinary shares (the “offering”) at a public offering price of $ 3.50 per share (the “public offering price”). In addition, the Company granted the underwriters a 30-day option to purchase up to 2,700,000 additional ordinary shares at the public offering price, less underwriting discounts and commissions. The option was partially exercised on October 31, 2024, resulting in the issuance of 1,940,072 shares. The gross proceeds from the Offering and subsequent partial exercise of the underwriters’ option, amounted to $ 69,790,000 (€ 64,600,000) while the transaction costs amounted to approximately € 4,365,000, resulting in net proceeds of approximately € 60,235,000.

Unaudited Condensed Consolidated Financial Statements

Concurrently with the Offering, the Company entered into a share purchase agreement with Lilly in a separately negotiated transaction (the “concurrent private placement”), pursuant to which the Company agreed to offer and sell, and Lilly agreed to purchase, 3,523,538 ordinary shares at a price per share equal to the public offering price, for total gross proceeds of approximately $ 12,300,000, subject to a purchase price cap of $ 15,000,000, the consummation of the Offering and the satisfaction of other customary closing conditions. The proceeds of $ 12,300,000 (€ 11,400,000) from the concurrent private placement were received on October 25, 2024. The ordinary shares purchased in the concurrent private placement are not subject to any underwriting discounts or commissions.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan, which was introduced in 2013. Options and Restricted Stock Units (“RSUs”) may be granted to employees, members of the Board and consultants. The compensation expenses included in operating costs for this plan in the nine month period ended September 30, 2025 were € 2,784,000 (nine month period ended September 30, 2024: € 1,976,000), of which € 1,952,000 was recorded in general and administrative costs (nine month period ended September 30, 2024: € 1,559,000) and € 832,000 was recorded in research and development costs (nine month period ended September 30, 2024: € 417,000).

13. Revenue

Eli Lilly and Company collaboration

In September 2021, the Company entered into a global licensing and research collaboration with Lilly focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. ProQR and Lilly will use ProQR’s proprietary Axiomer™ RNA editing platform to progress new drug targets toward clinical development and commercialization.

Under the terms of the agreement, ProQR received an upfront payment and equity consideration, and is eligible to receive milestone payments and royalties on the net sales of any resulting products. In September 2021, the Company issued 3,989,976 shares to Lilly, resulting in gross proceeds of $ 30,000,000 (€ 25,270,000). These shares were issued at a premium of $ 2,429,000 (€ 2,047,000), which was determined to be part of the transaction price and as such was initially recognized as deferred revenue. An up-front payment of $ 20,000,000 (€ 16,849,000) was received in October 2021.

In December 2022, the Company and Lilly amended their research and collaboration agreement described above, which expanded the collaboration. Under the amended and restated research and collaboration agreement, Lilly will gain access to additional targets in the central nervous system (“CNS”) and peripheral nervous system (“PNS”) with ProQR’s Axiomer platform.

As described under Note 12, pursuant to the amended and restated agreement, the Company issued 9,381,586 shares to Lilly in December 2022, resulting in gross proceeds of $ 15,000,000 (€ 14,122,000). These shares were issued at a discount of $ 480,000 (€ 451,000), which is accounted for as a reduction of the transaction price. In February 2023, ProQR also received an upfront payment of $ 60,000,000 (€ 56,412,000). Lilly has the ability to exercise an option to further expand the partnership for a consideration of $ 50,000,000.

Unaudited Condensed Consolidated Financial Statements

With regard to the original and amended and restated research and collaboration agreements with Lilly, the Company concluded as follows:

●	The amended and restated research and collaboration agreement is accounted for as a separate contract under IFRS 15 given the group of promises to be delivered are distinct and are priced commensurate with stand-alone selling prices.
●	For each of the agreements, the company identified one performance obligation under IFRS 15, for the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract. ProQR’s services are evaluated as predominant at inception of the contract and the compounds resulting from the collaboration do not represent a series of distinct promises because they were not predetermined at the inception of the contract and can be terminated or replaced at the discretion of Lilly subject to the terms and conditions of the Collaboration agreement.
●	The transaction price of the agreement includes fixed components, consisting of an up-front fee and an equity component (premium or discount). The agreement also contains variable parts, notably milestones, which are included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Development milestone payments to be reached during the ProQR research program will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	Initially, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

After the handover of a compound to Lilly:

●	The variable consideration for development milestones to be reached during the Lilly R&D activities is linked to a separable right to use the license which comes into existence for each successful compound transferred to Lilly. This license is a separate performance obligation and revenue will be recognized at a point in time when the development milestone for a license is achieved and the variable constraint is resolved.
●	The variable consideration for commercial milestones is linked to a separable right to use the license which comes into existence for each successful compound transferred to Lilly. This license is a separate performance obligation and will be recognized at a point in time when the commercial milestone for a license is achieved and the variable constraint is resolved.
●	For sales-based royalties, the license is the predominant item to which the royalty relates. The sales-based royalties will be recognized after the handover of the compound to Lilly (after completion of the initial performance obligation) and once the respective sale level occurs.

During the nine month period ended September 30, 2025, the Company reached milestones amounting to $ 2,000,000 (€ 1,781,000) under the agreement, which was added to the transaction price and recognized partially as revenue during the nine month period ended September 30, 2025.

Unaudited Condensed Consolidated Financial Statements

14. Other Income

	Nine month period
	ended September 30,
	2025	2024
	€1,000	€1,000

Grant income	413	504
	413	504

In January, 2024, the Company entered into an agreement with the RSRT that focuses on the design and development of editing oligonucleotides (“EONs”) using the Company’s Axiomer technology platform targeting the transcription factor Methyl CpG binding protein 2 (“MECP2”) and correcting mutations of interest. Under the agreement, RSRT awarded the Company up to € 1,015,000 as a research grant for the initial phase of the project that was received during 2024. Of this grant € 504,000 was recognized as Other Income during the nine month period ended September 30, 2024, and € 413,000 recognized as Other Income for the nine month period ended September 30, 2025. The balance was recorded as Deferred Income in 2024 and 2025.

In December 2024, the Company expanded partnership with RSRT to include an additional $ 8,150,000 in funding from the RSRT to support the advancement of the selected candidates into clinical trials. As at September 30, 2025 no amounts have been received under this agreement and the work has not yet commenced.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

15. Research and Development Costs

Research and development costs amount to € 34,811,000 for the nine month period ended September 30, 2025 (nine month period ended September 30, 2024: € 25,745,000) and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. Research and development costs increased compared to the same period in the prior year, mainly due to the Company’s increased outsourced research and development activities in the nine month period of 2025 and increased full time employee equivalents (“FTE”).

16. General and Administrative Costs

General and administrative costs amount to € 11,169,000 for the nine month period ended September 30, 2025 (nine month period ended September 30, 2024: € 9,748,000).

17. Investments in Financial Assets

Investment in financial assets consist of the Company’s investment in Phoenicis Therapeutics Inc. (“Phoenicis”) and Yarrow Biotechnology Inc. (“Yarrow”).

ProQR holds a 3.9% interest in Phoenicis. As at September 30, 2025, the investment amounts to € nil (December 31, 2024: € nil). Phoenicis discontinued its research and development operational activities during the quarter ended September 30, 2024.

ProQR holds a 5.1% interest in Yarrow. As at September 30, 2025, the fair value of the Yarrow financial asset amounted to € nil (December 31, 2024: € nil).

Unaudited Condensed Consolidated Financial Statements

18. Income Taxes

The current income tax liability amounts to € nil at September 30, 2025 (December 31, 2024: € nil). No significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

Tax losses in the Netherlands may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess. In addition, unused non-deductible interest expenses may be carried forward indefinitely. However, the offset will be limited in a given year against the higher of 20% of adjusted taxable profit or € 1.0 million of interest income.

19. Related-Party Transactions

The Company does not have any transactions with related parties other than compensation to its Board members.

20. Events After Balance Sheet Date

None.